Exhibit 99.1

Azure Power Global Limited to hold 2023 Annual General Meeting on September 29, 2023

New Delhi, August 21, 2023 -- Azure Power Global Limited (the “Company” or “Azure”), an independent sustainable energy solutions provider and renewable power producer in India, today announced that it will hold its Annual Meeting of shareholders at 03:00 PM (India Standard time) on September 29, 2023 at its New Delhi office.

The Company will propose at the Annual Meeting the (i) appointment of ECOVIS (Mauritius), a member firm of ECOVIS International, as the independent auditor of the Company for the fiscal year ending March 31, 2024 to audit the standalone and consolidated financials of the Company for necessary filings in the Mauritius and fix their remuneration, (ii) re-election of Mr. Gowtamsingh Dabee as a Company's director, (iii) re-election of Mr. Jean-Francois Joseph Boisvenu as a Company's director, (iv) re-election of Mr. Richard Payette as a Company's director and (v) to transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Only shareholders on record of the Company’s equity shares on the close of business on September 1, 2023 (Eastern Standard Time) (the “Record Date”) are entitled to receive notice and vote at the Annual Meeting or any adjournment. Shareholders are cordially invited to attend the Annual Meeting. Shareholders are entitled to appoint a proxy to attend and act for and on behalf of them at the meeting.

A notice of the Annual Meeting describing the matters to be considered at the meeting will be available on Azure Power's website at www.azurepower.com.

About Azure

Azure is a leading independent sustainable energy solutions provider and renewable power producer in India. Azure developed India’s first utility scale solar project in 2009, and since then has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country.

For more information about Azure, visit: www.azurepower.com.

Exhibit 99.1

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and the US Private Securities Litigation Reform Act of 1995, including statements regarding the bringing of a fresh perspective and valuable guidance, driving growth and success, driving the Company forward, and achieving Company goals. Words such as “may,” “will,” “should,” “likely,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” “outlook” and similar expressions are used to identify forward-looking statements. These statements are based on current expectations and beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements in this press release. All forward-looking statements in this press release are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statements.

For more information:

Investor Contact

ir@azurepower.com